EXHIBIT 12.1

                  OCWEN FINANCIAL CORPORATION AND SUBSIDIARIES
                    COMPUTATION OF EARNINGS TO FIXED CHARGES
                             (Dollars in thousands)

                                                                  2005         2004         2003         2002          2001
                                                               ----------   ----------   ----------   ----------    ----------
Earnings:
    Income (loss) from continuing operations before income
      taxes and effect of change in accounting principle ...   $   20,880   $   25,400   $    5,520   $  (81,959)   $  (41,782)

Add:
    Interest expensed and capitalized, except interest on
      deposits, and amortization of capitalized debt
      expenses..............................................       33,625       16,805       24,652       35,681        42,738
    Interest on deposits ...................................        3,710       13,634       17,546       27,455        59,967
    Interest component of rental expense ...................        1,308          907        1,169        1,108         1,176
                                                               ----------   ----------   ----------   ----------    ----------
    Total fixed charges (1) ................................       38,643       31,346       43,367       64,244       103,881
                                                               ----------   ----------   ----------   ----------    ----------
Earnings (losses) for computation purposes .................   $   59,523   $   56,746   $   48,887   $  (17,715)   $   62,099
                                                               ==========   ==========   ==========   ==========    ==========

Ratio of earnings to fixed charges:
    Including interest on deposits (2) .....................         1.54         1.81         1.13           (3)           (3)
    Excluding interest on deposits (2) .....................         1.60         2.43         1.21           (3)           (3)

(1) Fixed charges represent total interest expensed and capitalized, including and excluding interest on deposits, amortization of capitalized debt expenses, as well as the interest component of rental expense.

(2) The ratios of earnings to fixed charges were computed by dividing (x) income from continuing operations before income taxes and effect of change in accounting principle, plus fixed charges by (y) fixed charges.

(3) Due to our losses in 2002 and 2001, the ratio of earnings to fixed charges was less than 1:1. We would have had to generate additional earnings of $81,959 and $41,782, respectively, to achieve coverage of 1:1.